UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Dragon Victory International Limited

(Name of Issuer)

Ordinary Share

(Title of Class of Securities)

G28365107

(CUSIP Number)

November 30, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365107	Page 2 of 7

1.	Names of Reporting Persons. LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,100,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,100,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5%**
12.	Type of Reporting Person IV

*	Represents ordinary shares held as of November 30, 2021 by LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP.

**	Percentage of class based on 23,408,371 ordinary shares outstanding as of November 30, 2021, which information was provided by the Issuer to the Reporting Persons on December 1, 2021.

CUSIP No. G28365107	Page 3 of 7

1.	Names of Reporting Persons. KBR Fund Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,100,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,100,000*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,100,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 17.5%**
12.	Type of Reporting Person IA

*	Represents ordinary shares held as of November 30, 2021 by LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP.

**	Percentage of class based on 23,408,371 ordinary shares outstanding as of November 30, 2021, which information was provided by the Issuer to the Reporting Persons on December 1, 2021.

CUSIP No. G28365107	Page 4 of 7

ITEM 1.

(a) Name of Issuer: Dragon Victory International Limited

(b) Address of Issuer’s Principal Executive Offices: Room 1803, Yintai International Building, Kejiguan Road, Binjiang District, Hangzhou, Zhejiang Province, China

ITEM 2.

(a) Name of Persons Filing:

LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP (“LSQ”)

KBR Fund Management Limited (“KBR”)

The shares reported herein are directly held by LSQ. KBR serves as the sub-investment manager for LSQ. Accordingly, KBR may be deemed to indirectly beneficially own the securities of the Issuer held by LSQ.

(b) Address of Principal Business Office, or if None, Residence:

LSQ: 3-212 Governors Square, 23 Lime Tree Bay Avenue, PO Box 30746, Seven Mile Beach, Grand Cayman, Cayman Islands

KBR: 6/F Skyway Centre, 23 Queen’s Road West, Sheung Wan, Hong Kong

(c) Citizenship:

LSQ: Cayman Islands

KBR: Hong Kong

(d) Title of Class of Securities: Ordinary Share

(e) CUSIP Number: G28365107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

LSQ: Investment company

KBR: Investment adviser

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G28365107	Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G28365107	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2021
(Date)

LSQ Investment Fund SPC-Disruptive Opportunity Fund II SP

By:	/s/ Bingzhong Wang
Name:	Bingzhong Wang
Title:	Authorized Signatory
KBR Fund Management Limited
By:	/s/ Bob Yau Ching Chan
Name:	Bob Yau Ching Chan
Title:	Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G28365107	Page 7 of 7

EXHIBIT INDEX

Exhibit
A. Joint Filing Agreement